E-60
Exhibit No. 9
Ozolutions, Inc.
Form 10-SB


RLLA
Ronald L. Larocque & Associates Ltd.
98 Fincham Avenue
Markham, Ontario, L3P 4E1
Telephone 905-472-2986   Fax 905-472-8622

                                                  May 5th, 2000
Ozolutions Inc.
30 Denver Crescent
Toronto, Ontario
M2J 1G8

Attention      Mr. Max Weissengruber
               President

Subject             Ozone Technology Consulting Support

Gentlemen,

I am pleased to confirm by this letter the offer to provide the services of Ronald L. Larocque and Associates, on a consulting basis, for the support of the efforts of Ozolutions, Inc. to develop and sustain sales, marketing and application technology for the use of ozone and ozone related technologies.

This offer, which will have an annual term, commencing on    July
1, 2000 and terminating on June 31, 2000 with an annual renewal,
subject to mutual   agreement, in writing, will include the
provision of consulting services, participation in engineering and application analysis and any such tasks as deemed appropriate by the two parties to this agreement.

The fee for this service shall be $ 12,000.00 on an annual basis, payable monthly, each installment to be $1,000.00 and due on or about the 1st of' each month, commencing on June 1, 2000. This fee shall entitle Ozolutions Inc. to six hours per month of the services of Ronald L. Larocque and Associates. Additional hours, as accumulated, on a monthly basis, shall be charged at the rate of $175.00 per hour, at the end of the month in which they occurred and shall be due and payable within 15 days. Travel time and any time spent away from Toronto, Ontario which requires an overnight shall be charged on the basis of an eight hour day, at the rate indicated. Any working time required over and above an eight hour day shall be charged at the hourly rate. All incidental costs, including travel and living allowance and supplementary services such as third party support shall be charged at cost plus 15% for administration and shall be billed monthly, with supporting documentation, and shall be due and payable within 15 days.

It is understood that the Principal of Ronald L. Larocque and Associates is also active in the role of President of Hankin Atlas Ozone Systems Limited and that should any conflict arise between Ozolutions, Inc. and Hankin Atlas Ozone Systems Limited, Ronald L. Larocque and Associates shall not become involved, on behalf of Ozolutions Inc., in the resolution of such conflicts. It is further understood that Ronald L. Laroeque, P. Eng. May, in fact be called upon to act on behalf of Hankin Atlas Ozone Systems Limited or their associated companies in the resolution of such conflicts.

All figures are shown in U.S. Currency and due and payable in U.S. Dollars. Appropriate Ontario Retail Sales Tax, where applicable and Canadian Goods and Services Tax, where applicable, will be in addition to the rates indicated above and shall be invoiced accordingly.

Ronald L. Larocque and Associates can be reached at 98 Fincham
Avenue, Markham, Ontario, L3P 4E1, Tel: 905-472-2986, Fax 905-472-8622, email rlaroc0001@aol.com.

I trust this meets with your approval, and remain,

Addendum: This contract becomes null and void if Ozolutions, Inc.
does not receive authorization for trading on __________ exchange a recognized U.S. stock

Very truly yours,

Ronald L. Larocque and Associates

/s/ Ronald L. Larocque, P. Eng
Principal

Agreed: (See initialed changes - Page 1)
Moe Weissengruber
President, Ozolutions, Inc.
June 16,2000